UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
[April 28, 2006]
Commission file number 1-14400
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
P.O. Box 1220
FI-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑                 Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                 No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82-

SIGNATURES

SIGNATURES
Date [April 28, 2006]
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Harri Luoto
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

Metso Corporation’s Interim Review, January 1 – March 31, 2006
Strong order backlog and profit performance continued in first quarter
(Helsinki, Finland, April 28, 2006) – Metso Corporation (NYSE: MX; OMXH: MEO1V)
Highlights of the first quarter
- New orders worth EUR 1,437 million were received in January- March, i.e. 32 percent more than in the corresponding period last year (EUR 1,089 million in Q1/05).
- The order backlog from continuing operations grew by 15 percent from the end of 2005 and was EUR 2,692 million at the end of March (EUR 2,350 million at Dec. 31, 2005).
- Net sales increased by 21 percent and totaled EUR 1,078 million (EUR 894 million in Q1/05).
- Operating profit was EUR 95.4 million, i.e. 8.8 percent of net sales (EUR 54.7 million and 6.1% in Q1/05).
- Net cash generated by operating activities was EUR 169 million (EUR 123 million in Q1/05).
- Return on capital employed (ROCE) was 20.2 percent (12.4% in Q1/05).
- Earnings per share were EUR 0.47 (EUR 0.26 in Q1/05)
Metso’s first-quarter profit before taxes almost doubled to EUR 88 million from the corresponding period last year. All business areas – but most of all Metso Minerals — improved their results.
The growth in orders received continued to be brisk; nearly a third more orders were received in the first quarter than in the corresponding period last year. Growth came evenly from Metso Paper, Metso Minerals and Metso Automation. Metso’s order backlog at the end of March was 15 percent higher than at the end of 2005 and 40 percent higher than at the end of March 2005.
“We have had a strong start for 2006 in Metso. Our growth and profitability in the first quarter clearly exceeded the performance in January-March last year – and year 2005 was, so far, the best in Metso’s history,” Jorma Eloranta, President and CEO of Metso Corporation notes.
According to Eloranta, the good performance was based on the strong order backlog at the end of 2005 and the continuing favorable market situation. Additionally, the efficiency improvement measures and development programs carried out in Metso have a positive effect on the profitability.
“One of the goals for this strategy period is to increase our net sales by 10 percent annually. To achieve this goal we have taken actions to strengthen our sales and service network and to make our sales processes more efficient. In January-March our net sales increased by 21 percent over the comparison period,” Eloranta says.
“We estimate that both in terms of net sales and profitability, we will in 2006 clearly exceed last year’s performance,” Eloranta says.
Metso Corporation’s key figures

EUR million	Q1/06	Q1/05	Change %	2005
Net sales	1,078	894	21	4,221
Operating profit	95.4	54.7	74	335.0
% of net sales	8.8	6.1		7.9
Earnings per share from continuing operations, basic, EUR	0.47	0.26	81	1.57

EUR million	Q1/06	Q1/05	Change %	2005
Earnings per share from continuing and discontinued operations, basic, EUR	0.47	0.26	81	1.69
Orders received	1,437	1,089	32	4,745
Order backlog from continuing operations at end of period	2,692	1,919	40	2,350
Net cash generated by operating activities	169	123	37	164
Return on capital employed (ROCE), annualized, %	20.2	12.4		18.8
Equity to assets ratio at end of period, %	38.9	31.8		37.5
Gearing at end of period, %	10.5	36.2		22.4
Metso Corporation’s first-quarter 2006 review
Operating environment and demand for products
The market situation for Metso’s products and services in all customer industries remained at the same level as on the last quarter of 2005.
The paper and board demand continued to grow well in Asia, especially in China. India, too, is starting to show signs of improvement. Investments in pulping capacity mainly took place in South America and Southeast Asia due to favorable raw material, labor and investment costs. The demand for rebuilds, aftermarket services and tissue machines remained good. In Europe and North America, the large paper companies initiated measures to cut costs and reduce over-capacity. These operations are not expected to affect production volumes and therefore should not materially affect the demand for Metso Paper’s aftermarket services.
Construction and civil engineering industry demand for aggregates continued to be good in North America, Europe and Asia, due to extensive road network development projects and other infrastructure investments. As a result, demand for crushing and screening equipment remained good. The demand for metals continued to grow due to increased consumption of raw materials in emerging markets. This sustained an excellent level of demand for Metso Minerals’ mining equipment especially in South America and Asia-Pacific. The demand for metal recycling equipment remained excellent, due to increased recycling of metals and high metal prices.
Owing to higher consumption of crude oil and gas, the demand for Metso Automation’s field systems that are used for flow control continued to be excellent in the energy, oil and gas industry. In the pulp and paper industry the demand for field systems remained good. The demand for automation systems was good in the energy, oil and gas industry and satisfactory in the pulp and paper industry.
Orders received and order backlog
In January-March, the value of orders received by Metso rose by 32 percent from the comparison period and totaled EUR 1,437 million. The order intake grew in all business areas. 7 percentage points of the growth was attributable to exchange rate changes. The Corporation’s order backlog from continuing operations increased by 15 percent from the end of 2005 and stood at EUR 2,692 million at the end of March.
The largest orders in the first quarter included an order for a pulping line received by Metso Paper from Bahia Pulp in Brazil and an order for a grate kiln system for iron ore pelletizing received by Metso Minerals from LKAB in Sweden.

Metso Automation’s largest order was a field system order received from Myllykoski for their new paper mill in Czech Republic.
Orders received by business area

% of orders received	Q1/06	Q1/05	2005
Metso Paper	34	32	41
Metso Minerals	46	46	40
Metso Automation	13	13	12
Metso Ventures	7	9	7
Orders received by market area

% of orders received	Q1/06	Q1/05	2005
Europe	42	45	44
North America	21	21	20
Asia-Pacific	17	15	19
South and Central America	13	15	12
Rest of the world	7	4	5
Net sales
Metso’s net sales for the first quarter rose by 21 percent from the comparison period and totaled EUR 1,078 million. The increase was due to the continuing good market situation and to strengthened competitiveness, and was attributable to Metso Minerals and Metso Ventures. 5 percentage points of the growth was attributable to exchange rate changes. Aftermarket operations accounted for 38 percent (38% in Q1/05) of the Corporation’s net sales (excluding Metso Ventures).
Net sales by business area

% of net sales	Q1/06	Q1/05	2005
Metso Paper	36	42	39
Metso Minerals	45	37	40
Metso Automation	12	14	14
Metso Ventures	7	7	7
Net sales by market area

% of net sales	Q1/06	Q1/05	2005
Europe	42	46	45
North America	23	22	21
Asia-Pacific	17	19	17
South and Central America	13	8	12
Rest of the world	5	5	5
Financial result
Metso’s operating profit was EUR 95.4 million, or 8.8 percent of net sales (EUR 54.7 million, and 6.1% of net sales in Q1/05). Metso Minerals, in particular, boosted its profitability due to strong volume growth. Metso Ventures’ profitability was improved by the doubling of Valmet Automotive’s production volume.
Metso’s net financial expenses were EUR 7 million (EUR 10 million).
Metso’s profit from continuing operations before taxes was EUR 88 million (EUR 45 million).
The profit for the review period was EUR 67 million corresponding to earnings per share of EUR 0.47. The Corporation’s tax rate is estimated to be approximately 24 percent in 2006. As Metso’s U.S. operations have become clearly profitable, the losses recorded in earlier years – from which no deferred tax assets have been recognized – can now be utilized in taxation. This reduces the

Corporation’s tax rate. The operating tax loss carry-forwards related to Metso’s U.S. operations amounted to approximately EUR 154 million as of December 31, 2005. Additionally, no deferred tax assets have been recorded for approximately EUR 150 million of temporary differences and unused tax credits attributable to U.S. subsidiaries.
The Corporation’s return on capital employed (ROCE) was 20.2 percent, and the return on equity (ROE) was 22.1 percent.
Cash flow and financing
Metso Corporation’s net cash generated by operating activities was EUR 169 million, of which EUR 62 million was released from net working capital. The strong growth in order backlog increased advance payments, which was a main factor contributing to the release of net working capital. The Corporation’s free cash flow was EUR 152 million (EUR 112 million).
Net interest-bearing liabilities totaled EUR 143 million. Gearing (the ratio of net interest-bearing liabilities to shareholders’ equity) was 10.5 percent, while the equity to assets ratio was 38.9 percent. In April, following the Annual General Meeting, Metso paid dividends of EUR 198 million. This affected gearing by approximately 19 percentage points and the equity to assets ratio by approximately 4 percentage points.
Capital expenditure
Metso’s gross capital expenditure was EUR 26 million (EUR 21 million, including EUR 1 million in acquisitions). Capital expenditure was mainly related to the capacity expansions and maintenance. It is estimated that gross capital expenditure, excluding acquisitions, for the whole year will be approximately EUR 110 million.
Acquisitions
Metso and Aker Kvaerner signed in February 2006 a Letter of Intent whereby Metso will acquire Aker Kvaerner’s Pulping and Power business. The agreed cash and interest-bearing debt free acquisition price is about EUR 335 million, which is subject to closing adjustments. The due diligence process conducted by Metso has now been completed, and it did not uncover any major issues that would hinder the acquisition. The companies are now finalizing the purchase agreement, which is planned to be signed in the near future. The final closing will require relevant regulatory approvals.
Aker Kvaerner’s Pulping and Power business employs nearly 2,000 people. In 2005 the net sales of the business totaled EUR 565 million and the operating profit after Aker Kvaerner’s corporate allocations was EUR 35 million.
In February, Metso Paper made an agreement to buy the entire share capital of Shanghai-Chenming Paper Machinery Co. Ltd, a Chinese manufacturer of paper machines. Closure of the transaction is subject to approval by the Chinese authorities. The transaction price will be published after the closing. The company employs 630 people, and its net sales in 2004 amounted to approximately EUR 13 million.
Research and development
Metso’s research and development expenses totaled EUR 25 million (EUR 25 million), representing 2.3 percent of the Corporation’s net sales.
Metso Paper continued research and development projects to enhance the runnability of the paper machine and to make even more effective use of automation. Bahia Pulp’s order to Brazil for a dissolving pulp mill, based on the pre-hydrolysis sulfate method, which was received by Metso Paper in March, is the first in which Metso’s SuperBatch cooking method will be used in the dissolving pulp process.
Metso Minerals launched a wireless sensor which can be used to monitor the movements of blocks of ore in the mine from blasting to pre-crushing and piling, and on to the grinding process. By monitoring the movements of blocks of ore, it is possible to adjust the force of explosions and the crushing and grinding processes in order to enhance the performance of the mine.
Metso Automation focused in the first quarter on commercializing the results of development projects and on increasing the sales of previously launched products such as the new kajaaniMAP analyzer and the kajaaniROTARY consistency transmitter.
Personnel
Metso Corporation’s continuing operations employed 22,403 people at the end of March, which was 225 more than at the end of 2005 (22,178). In the first quarter Metso employed an average of 22,291 people. The number of employees grew mainly in Metso Minerals, which recruited more personnel for customer service.
Personnel by area

	Mar 31,	Dec 31,
	2006	2005	Change %
Finland	8,387	8,340	1
Other Nordic countries	2,518	2,491	1
Other Europe	3,000	2,959	1
North America	3,533	3,526	0
Asia-Pacific	1,551	1,498	4
South and Central America	2,158	2,070	4
Rest of the world	1,256	1,294	(3)
Total personnel in continuing operations	22,403	22,178	1
Share capital and market capitalization
At the end of March, Metso’s share capital was EUR 240,812,843.80 and the number of shares was 141,654,614, of which the Corporation held 60,841 shares in its treasury, i.e. 0.04 percent of the total shares and votes. The shares were acquired in 1999 for a total price of EUR 654,813. The average number of outstanding shares in the first quarter, excluding treasury shares, was 141,593,773.
On March 31, 2006 Metso’s market capitalization was EUR 4,510 million, excluding the shares held in the treasury.
Share ownership plan
Metso has established a share ownership plan for the 2006-2008 strategy period. Accordingly, in February, Metso’s Board of Directors decided to include 55 Metso managers in the plan for 2006, including the entire Metso Executive Team.
The potential reward will depend on the operating profit attained by Metso Corporation and its business areas in 2006. The incentives will consist of both shares and cash, with the cash component dedicated to cover taxes and tax- related payments. The 2006 share ownership plan will cover a maximum total of 120,000 Metso treasury shares, of which the Metso Executive Team can account for at most 21,900 shares. Payment of potential rewards will be decided during the first quarter of 2007.
BUSINESSES
Metso Paper

EUR million	Q1/06	Q1/05	Change %	2005
Net sales	390	386	1	1,702
Operating profit	20.9	17.7	18	90.9
% of net sales	5.4	4.6		5.3
Orders received	496	354	40	1,993
Order backlog at end of period	1,372	918	49	1,267
Personnel at end of period	8,233	8,458	(3)	8,201
In January-March, Metso Paper’s net sales were at the level of the comparison period and totaled EUR 390 million. Aftermarket operations accounted for 35 percent of net sales (32% in Q1/05). Measured in euros, the volume of aftermarket operations increased by 12 percent.
Metso Paper’s operating profit improved and was EUR 20.9 million, or 5.4 percent of net sales. Profitability improved primarily due to the measures taken in previous years to streamline the cost structure and due to the clear improvement in the Tissue business line.
The value of orders received by Metso Paper increased by 40 percent on the comparison period and totaled EUR 496 million. Although project orders accounted for most of this growth, orders of aftermarket services also rose more than 10 percent. Orders received increased most at the Tissue and Fiber business lines. Major orders were a pulping line for Bahia Pulp in Brazil and a board machine for Zhejiang Jingxing Paper in China. At the end of March the order backlog was EUR 1,372 million, which was 8 percent higher than at the end of 2005.
Metso Minerals

EUR million	Q1/06	Q1/05	Change %	2005
Net sales	498	338	47	1,735
Operating profit	59.9	31.2	92	177.6
% of net sales	12.0	9.2		10.2
Orders received	681	505	35	1,936
Order backlog at end of period	1,021	742	38	852
Personnel at end of period	8,650	8,133	6	8,521
The net sales of Metso Minerals rose by 47 percent from the comparison period, due to the strong increase in deliveries of all business lines, and totaled EUR 498 million. Metso Minerals’ aftermarket operations accounted for 44 percent of net sales (51% in Q1/05). The growth of project and equipment deliveries decreased the relative proportion of aftermarket operations. Measured in euros, the volume of aftermarket operations increased by 28 percent.
The operating profit of Metso Minerals almost doubled on the comparison period and totaled EUR 59.9 million, which was 12.0 percent of net sales. Profitability improved especially in the Crushing & Screening and the Minerals Processing business lines, due to strong volume growth, more effective sales management and improved productivity.
The value of orders received by Metso Minerals increased by 35 percent on the comparison period and totaled EUR 681 million. Orders grew evenly in all of Metso Minerals’ business lines. The largest orders were a grate kiln system received from LKAB in Sweden and a railcar dumper system from BHP Billiton in Australia. The order backlog increased by 20 percent from the end of 2005 and was EUR 1,021 million at the end of March. This is the first time that Metso Minerals’ order backlog has exceeded EUR 1 billion.
Metso Automation

EUR million	Q1/06	Q1/05	Change %	2005
Net sales	134	129	4	584
Operating profit	15.3	13.6	13	80.7
% of net sales	11.4	10.5		13.8
Orders received	191	145	32	580
Order backlog at end of period	234	194	21	179
Personnel at end of period	3,170	3,256	(3)	3,169
In January-March, Metso Automation’s net sales totaled EUR 134 million, approximately the same level as in the comparison period. Aftermarket operations accounted for 24 percent of net sales (22% in Q1/05). Measured in euros, the volume of aftermarket operations rose by 15 percent.
Metso Automation’s operating profit was EUR 15.3 million, or 11.4 percent of net sales. The improvement on the comparison period was attributable to the North American business unit.
The volume of Metso Automation’s new orders increased by 32 percent on the comparison period and totaled EUR 191 million. Growth came especially from the Field Systems business line and from the North America business unit. Measures to increase the number of sales and service personnel in emerging markets and to strengthen the presence on the Russian markets also contributed to the increase in orders received. The largest order of the review period was a field system order received from Myllykoski in the Czech Republic. The order backlog rose by 31 percent on the end of 2005 and was EUR 234 million at the end of March.
Metso Ventures

EUR million	Q1/06	Q1/05	Change %	2005
Net sales	78	62	26	284
Operating profit/(loss)	5.7	(1.2)	—	10.8
% of net sales	7.3	(1.9)		3.8
Orders received	103	101	2	324
Number of cars produced	9,469	4,657	103	21,233
Order backlog at end of period	129	105	23	104
Personnel at end of period	2,031	1,680	21	1,993
The net sales of Metso Ventures rose by 26 percent on the comparison period and totaled EUR 78 million, mainly due to Valmet Automotive’s increased delivery volumes.
Metso Ventures’ operating profit was EUR 5.7 million, or 7.3 percent of net sales. The profitability of Valmet Automotive in particular clearly improved.
The value of orders received by Metso Ventures stayed at the level of the comparison period and was EUR 103 million. Metso Ventures’ order backlog rose by 24 percent from the end of 2005 and totaled EUR 129 million at the end of March.
Events after the review period

Decisions of the Annual General Meeting
On April 4, 2006 the Annual General Meeting of Metso Corporation approved the accounts for 2005 and discharged the members of the Board of Directors and the President and CEO from liability for the 2005 financial year. The Annual General Meeting approved the proposals of the Board of Directors concerning authorizations to resolve to repurchase and dispose of the Corporation’s own shares. The Annual General Meeting also authorized the Board to make decisions on increasing the share capital by issuing new shares, convertible bonds and/or stock options.
The Annual General Meeting decided to establish a Nomination Committee of the Annual General Meeting to prepare proposals for the following Annual General Meeting in respect of the composition of the Board of Directors and the remuneration of directors. The Nomination Committee consists of representatives appointed by the four biggest shareholders along with the Chairman of the Board of Directors as an expert member.
Matti Kavetvuo was re-elected as Chairman of the Board and Jaakko Rauramo, Chairman of the Board of SanomaWSOY Corporation, was re-elected as Vice Chairman of the Board. Christer Gardell, Managing Partner of Cevian Capital, and Professor Yrjö Neuvo, Ph.D. (EE), were elected as new members of the Board. The Board members re-elected were Svante Adde, Managing Director, Compass Advisers, London, Maija-Liisa Friman, President and CEO of Aspocomp Group Oyj, and Satu Huber, State Treasury, Director of Finance and Head of the Finance Division. The term of office of Board members lasts until the end of the next Annual General Meeting.
The Annual General Meeting decided that the annual remuneration for Board members be EUR 80,000 for the Chairman, EUR 50,000 for the Vice Chairman and the Chairman of the Audit Committee and EUR 40,000 for the members, and that the meeting fee including committee meetings be EUR 500 per meeting.
PricewaterhouseCoopers Oy, a firm of Authorized Public Accountants, was re-elected to act as an Auditor of the Corporation until the end of the next Annual General Meeting.
The Annual General Meeting decided to pay a dividend of EUR 1.40 per share for the financial year which ended on December 31, 2005. The dividend consists of EUR 0.70 in line with the new dividend policy, and an extra dividend of EUR 0.70. Shareholders who had been entered as shareholders in the Corporation’s shareholder register maintained by the Finnish Central Securities Depository Ltd. by the dividend record date, April 7, 2006, were entitled to the dividend. The dividend was paid on April 20, 2006.
Credit ratings
In April, Standard & Poor’s Ratings Services changed the outlook on Metso’s credit ratings from stable to positive. It confirmed Metso’s existing long-term BB+ corporate rating, the BB rating on bonds issued and the EMTN program, as well as the B rating on short-term credits.
Short-term outlook
The favorable market situation is expected to continue in the civil engineering, mining and energy industries in 2006. Pulp and paper industry demand is expected to remain at least as satisfactory as in 2005.
Of Metso Paper’s products, the market prospects for new paper and board machines are the strongest in Asia. In Europe, demand will be focused on rebuilds of small and medium-size machines. In North America, while some rebuild projects are pending, the uncertainty prevailing in the sector is postponing decision-making. The markets for both new tissue machines and tissue machine rebuilds are good. The markets for new fiber lines are expected to remain active in South America and good in Asia.
The demand for Metso Minerals’ equipment related to aggregates production is expected to remain good in the construction and civil engineering sector, due to road network development projects and other infrastructure investments. The demand for mining industry and metal recycling equipment is expected to remain strong. The large mining companies are continuing to plan and implement extensive investments.
Metso Automation’s market situation is expected to remain good in the energy, oil and gas industry and satisfactory in the pulp and paper industry.
It is estimated that in 2006 Metso Corporation’s net sales will grow by over 10 percent and operating profit will clearly surpass the operating profit in 2005.
The estimates concerning Metso’s net sales and operating profit do not include any changes resulting from acquisitions or divestitures, and they are based on the current order backlog and market outlook.
Helsinki, April 28, 2006
Metso Corporation’s Board of Directors
The interim review is unaudited
CONSOLIDATED STATEMENTS OF INCOME

	1-3/	1-3/	1-12/
	2006	2005	2005
(Millions)	EUR	EUR	EUR
Net sales	1,078	894	4,221
Cost of goods sold	(778)	(656)	(3,110)
Gross profit	300	238	1,111
Selling, general and administrative expenses	(206)	(189)	(794)
Other operating income and expenses, net	1	5	12
Share in profits of associated companies	0	1	1
Reversal of Finnish pension liability	—	0	5
Operating profit	95	55	335
% of net sales	8,8%	6,1%	7,9%
Financial income and expenses, net	(7)	(10)	(43)
Profit on continuing operations before tax	88	45	292
Income taxes on continuing operations	(21)	(11)	(72)
Profit on continuing operations	67	34	220

	1-3/	1-3/	1-12/
	2006	2005	2005
(Millions)	EUR	EUR	EUR
Profit (loss) on discontinued operations	—	1	17
Profit (loss)	67	35	237

Profit (loss) attributable to minority interests	0	0	1
Profit (loss) attributable to equity shareholders	67	35	236
Profit (loss)	67	35	237

Earnings per share from continuing operations, EUR

Basic	0.47	0.26	1.57
Diluted	0.47	0.26	1.57

Earnings per share from discontinued operations, EUR

Basic	—	0.00	0.12
Diluted	—	0.00	0.12

Earnings per share from continuing and discontinued operations, EUR

Basic	0.47	0.26	1.69
Diluted	0.47	0.26	1.69
CONSOLIDATED BALANCE SHEETS
ASSETS

	Mar 31,	Mar 31,	Dec 31,
	2006	2005	2005
(Millions)	EUR	EUR	EUR
Non-current assets
Intangible assets
Goodwill	496	498	498
Other intangible assets	100	85	99
	596	583	597
Property, plant and equipment
Land and water areas	58	68	58
Buildings and structures	213	228	220
Machinery and equipment	280	271	286

	Mar 31,	Mar 31,	Dec 31,
	2006	2005	2005
(Millions)	EUR	EUR	EUR
Assets under construction	19	23	17
	570	590	581
Financial and other assets
Investments in associated companies	19	18	20
Available-for-sale equity investments	13	13	12
Loan and other interest bearing receivables	5	11	5
Available-for-sale financial assets	34	2	34
Deferred tax asset	156	156	163
Other non-current assets	47	14	39
	274	214	273

Total non-current assets	1,440	1,387	1,451

Current assets
Inventories	963	813	888

Receivables
Trade and other receivables	840	745	918
Cost and earnings of projects under construction in excess of advance billings	206	123	173
Loan and other interest bearing receivables	2	3	2
Available-for-sale financial assets	100	17	135
Tax receivables	15	24	14
	1,163	912	1,242

Cash and cash equivalents	494	468	323

Total current assets	2,620	2,193	2,453

Assets held for sale	—	107	—

TOTAL ASSETS	4,060	3,687	3,904
SHAREHOLDERS’ EQUITY AND LIABILITIES

	Mar 31, 2006	Mar 31, 2005	Dec 31, 2005
(Millions)	EUR	EUR	EUR
Equity
Share capital	241	232	241
Share premium reserve	76	14	76
Cumulative translation differences	(16)	(47)	(9)
Fair value and other reserves	434	428	424
Retained earnings	618	401	553
Equity attributable to shareholders	1,353	1,028	1,285

Minority interests	6	6	7

Total equity	1,359	1,034	1,292

Liabilities
Non-current liabilities
Long-term debt	589	832	593
Post employment benefit obligations	153	152	157
Deferred tax liability	21	20	20
Provisions	32	43	33
Other long-term liabilities	4	3	7
Total non-current liabilities	799	1,050	810

Current liabilities
Current portion of long-term debt	160	14	160
Short-term debt	29	29	35
Trade and other payables	936	892	925
Provisions	181	172	191
Advances received	399	308	312
Billings in excess of cost and earnings of projects under construction	164	127	146
Tax liabilities	33	30	33
Total current liabilities	1,902	1,572	1,802

Liabilities held for sale	—	31	—

Total liabilities	2,701	2,653	2,612

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	4,060	3,687	3,904

NET INTEREST BEARING LIABILITIES

Long-term interest bearing debt	589	832	593
Short-term interest bearing debt	189	43	195
Cash and cash equivalents	(494)	(468)	(323)
Other interest bearing assets	(141)	(33)	(176)
Total	143	374	289

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	1-3/2006	1-3/2005	1-12/2005
(Millions)	EUR	EUR	EUR
Cash flows from operating activities:
Profit (loss)	67	35	237
Adjustments to reconcile net profit (loss) to net cash provided by operating activities
Depreciation	26	26	102
Provisions / Efficiency improvement programs	(2)	(5)	(12)
Interests and dividend income	8	10	39
Income taxes	21	12	72
Other	1	—	(14)
Change in net working capital	62	56	(170)
Cash flows from operations	183	134	254
Interest paid and dividends received	1	(2)	(40)
Income taxes paid	(15)	(9)	(50)
Net cash provided by (used in) operating activities	169	123	164

Cash flows from investing activities:
Capital expenditures on fixed assets	(26)	(20)	(104)
Proceeds from sale of fixed assets	9	9	46
Business acquisitions, net of cash acquired	—	(1)	(14)
Proceeds from sale of businesses, net of cash sold	—	—	95
(Investments in) proceeds from sale of financial assets	33	35	(111)
Other	1	(1)	(2)
Net cash provided by (used in) investing activities	17	22	(90)

Cash flows from financing activities:
Share options exercised	—	—	72
Dividends paid	—	—	(48)
Net funding	(8)	(49)	(158)
Other	(5)	(3)	(2)
Net cash provided by (used in) financing activities	(13)	(52)	(136)

	1-3/2006	1-3/2005	1-12/2005
(Millions)	EUR	EUR	EUR
Net increase (decrease) in cash and cash equivalents	173	93	(62)
Effect from changes in exchange rates	(2)	3	13
Cash and cash equivalents at beginning of period	323	372	372
Cash and cash equivalents at end of period	494	468	323
Free cash flow

	1-3/2006	1-3/2005	1-12/2005
(Millions)	EUR	EUR	EUR
Net cash provided by operating activities	169	123	164
Capital expenditures on fixed assets	(26)	(20)	(104)
Proceeds from sale of fixed assets	9	9	46
Free cash flow	152	112	106
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

						Equity
		Share	Cumulative	Fair value		attributable
	Share	premium	translation	and other	Retained	to	Minority	Total
	capital	reserve	adjustments	reserves	earnings	shareholders	interest	equity
(Millions)	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR
Balance at Jan 1, 2005	232	14	(48)	435	364	997	5	1,002
Translation differences	—	—	7	—	—	7	—	7
Net investment hedge gains (losses)	—	—	(6)	—	—	(6)	—	(6)
Cash flow hedges, net of tax	—	—	—	(7)	—	(7)	—	(7)
Other	—	—	—	—	2	2	1	3
Net profit for the period	—	—	—	—	35	35	0	35
Balance at Mar 31, 2005	232	14	(47)	428	401	1,028	6	1,034

Balance at Dec 31, 2005	241	76	(9)	424	553	1,285	7	1,292
Translation differences	—	—	(13)	—	—	(13)	—	(13)

						Equity
		Share	Cumulative	Fair value		attributable
	Share	premium	translation	and other	Retained	to	Minority	Total
	capital	reserve	adjustments	reserves	earnings	shareholders	interest	equity
(Millions)	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR
Net investment hedge gains (losses)	—	—	4	—	—	4	—	4
Cash flow hedges, net of tax	—	—	—	10	—	10	—	10
Other	—	—	2	—	(2)	—	(1)	(1)
Net profit for the period	—	—	—	—	67	67	0	67
Balance at Mar 31, 2006	241	76	(16)	434	618	1,353	6	1,359
The distributable funds of Metso Corporation at Mar 31, 2006 consist of retained earnings (EUR 618 million) excluding accelerated depreciation and untaxed reserves (EUR 1 million), treasury stock (EUR 1 million) and negative translation differences (EUR 16 million), and other reserves (EUR 202 million), totaling EUR 802 million. At the end of the period Metso Corporation held a treasury stock of 60,841 shares.
ASSETS PLEDGED AND CONTINGENT LIABILITIES

	Mar 31, 2006	Mar 31, 2005	Dec 31, 2005
(Millions)	EUR	EUR	EUR
Mortgages on corporate debt	3	3	3
Other pledges and contingencies Mortgages	2	2	2
Pledged assets	0	—	0
Guarantees on behalf of associated company obligations	—	—	—
Other guarantees	4	9	5

Repurchase and other commitments	12	13	12
Lease commitments	123	128	125
Other guarantees include EUR 2 million guarantees given on behalf of sold businesses. The respective buyers have indemnified Metso and have committed themselves to release Metso from its guarantee obligations within agreed time periods.
NOTIONAL AMOUNTS OF DERIVATIVE FINANCIAL INSTRUMENTS

	Mar 31, 2006	Mar 31, 2005	Dec 31, 2005
(Millions)	EUR	EUR	EUR
Forward exchange rate contracts	1,142	1,323	1,159
Interest rate and currency swaps	2	2	2
Currency swaps	1	5	1
Interest rate swaps	183	188	183
Interest rate futures contracts	—	0	20
Option agreements
Bought	5	14	29
Sold	11	33	55
Electricity forward contracts 1)	382	324	354

1) Notional amount GWh
The notional amounts indicate the volumes in the use of derivatives, but do not indicate the exposure to risk.
KEY RATIOS

	1-3/2006	1-3/2005	1-12/2005
Earnings per share from continuing operations, EUR	0.47	0.26	1.57
Earnings per share from discontinued operations, EUR	—	0.00	0.12
Earnings per share from continuing and discontinued operations, EUR	0.47	0.26	1.69
Equity/share at end of period, EUR	9.56	7.54	9.08
Return on equity (ROE), % (annualized)	22.1	15.0	20.9
Return on capital employed (ROCE), % (annualized)	20.2	12.4	18.8
Equity to assets ratio at end of period, %	38.9	31.8	37.5
Gearing at end of period, %	10.5	36.2	22.4

Free cash flow	152	112	106
Free cash flow/share	1.07	0.82	0.76

Gross capital expenditure of continuing operations (excl. business acquisitions)	26	20	107
Business acquisitions, net of cash acquired	—	1	14
Depreciation and amortization of continuing operations	26	26	102

Number of outstanding shares at end of period (thousands)	141,594	136,190	141,594
Average number of shares (thousands)	141,594	136,189	139,639
Average number of diluted shares (thousands)	141,628	136,198	139,665
EXCHANGE RATES USED

	1-3/	1-3/	1-12/	Mar 31,	Mar 31,	Dec 31,
	2006	2005	2005	2006	2005	2005
USD (US dollar)	1.2032	1.3111	1.2448	1.2104	1.2964	1.1797
SEK (Swedish krona)	9.3769	9.0737	9.2801	9.4315	9.1430	9.3885
GBP (Pound sterling)	0.6868	0.6936	0.6839	0.6964	0.6885	0.6853
CAD (Canadian dollar)	1.3829	1.6084	1.5097	1.4084	1.5737	1.3725
BRL (Brazilian real)	2.6216	3.4913	3.0459	2.6484	3.4744	2.7446
BY BUSINESS AREA INFORMATION
NET SALES BY BUSINESS AREA

	1-3/	1-3/	4/2005-	1-12/
	2006	2005	3/2006	2005
(Millions)	EUR	EUR	EUR	EUR
Metso Paper	390	386	1,706	1,702
Metso Minerals	498	338	1,895	1,735
Metso Automation	134	129	589	584
Metso Ventures	78	62	300	284
Intra Metso net sales	(22)	(21)	(85)	(84)
Metso total	1,078	894	4,405	4,221
OTHER OPERATING INCOME (+) AND EXPENSES (-), NET BY BUSINESS AREA

	1-3/	1-3/	4/2005-	1-12/
	2006	2005	3/2006	2005
(Millions)	EUR	EUR	EUR	EUR
Metso Paper	0.4	(0.2)	(4.0)	(4.6)
Metso Minerals	2.2	4.3	4.6	6.7
Metso Automation	0.2	(0.1)	(0.6)	(0.9)
Metso Ventures	0.6	0.1	3.9	3.4
Corporate office and other	(1.8)	1.1	4.5	7.4
Metso total	1.6	5.2	8.4	12.0
SHARE IN PROFITS OF ASSOCIATED COMPANIES BY BUSINESS AREA

	1-3/	1-3/	4/2005-	1-12/
	2006	2005	3/2006	2005
(Millions)	EUR	EUR	EUR	EUR
Metso Paper	0.3	0.8	1.8	2.3
Metso Minerals	0.0	0.0	0.2	0.2
Metso Automation	0.2	0.1	0.6	0.5
Metso Ventures	(0.6)	(0.4)	(1.9)	(1.7)
Corporate office and other	0.0	0.0	0.0	0.0
Metso total	(0.1)	0.5	0.7	1.3
REVERSAL OF FINNISH PENSION LIABILITY (TEL) BY BUSINESS AREA

	1-3/	1-3/	4/2005-	1-12/
	2006	2005	3/2006	2005
(Millions)	EUR	EUR	EUR	EUR
Metso Paper	—	0.4	2.8	3.2
Metso Minerals	—	0.1	0.3	0.4
Metso Automation	—	0.1	0.7	0.8
Metso Ventures	—	0.1	0.5	0.6
Corporate office and other	—	0.0	0.1	0.1
Metso total	—	0.7	4.4	5.1
OPERATING PROFIT (LOSS) BY BUSINESS AREA

	1-3/	1-3/	4/2005-	1-12/
	2006	2005	3/2006	2005
(Millions)	EUR	EUR	EUR	EUR
Metso Paper	20.9	17.7	94.1	90.9
Metso Minerals	59.9	31.2	206.3	177.6
Metso Automation	15.3	13.6	82.4	80.7
Metso Ventures	5.7	(1.2)	17.7	10.8
Corporate office and other	(6.4)	(6.6)	(24.8)	(25.0)
Metso total	95.4	54.7	375.7	335.0

OPERATING PROFIT (LOSS) BY BUSINESS AREA, % OF NET SALES

	1-3/	1-3/	4/2005-	1-12/
	2006	2005	3/2006	2005
	%	%	%	%
Metso Paper	5.4	4.6	5.5	5.3
Metso Minerals	12.0	9.2	10.9	10.2
Metso Automation	11.4	10.5	14.0	13.8
Metso Ventures	7.3	(1.9)	5.9	3.8
Metso total	8.8	6.1	8.5	7.9
ORDERS RECEIVED BY BUSINESS AREA

	1-3/	1-3/	4/2005-	1-12/
	2006	2005	3/2006	2005
(Millions)	EUR	EUR	EUR	EUR
Metso Paper	496	354	2,135	1,993
Metso Minerals	681	505	2,112	1,936
Metso Automation	191	145	626	580
Metso Ventures	103	101	326	324
Intra Metso orders received	(34)	(16)	(106)	(88)
Metso total	1,437	1,089	5,093	4,745
QUARTERLY INFORMATION
NET SALES BY BUSINESS AREA

	1-3/	4-6/	7-9/	10-12/	1-3/
	2005	2005	2005	2005	2006
(Millions)	EUR	EUR	EUR	EUR	EUR
Metso Paper	386	410	396	510	390
Metso Minerals	338	426	454	517	498
Metso Automation	129	144	148	163	134
Metso Ventures	62	71	63	88	78
Intra Metso net sales	(21)	(23)	(16)	(24)	(22)
Metso total	894	1,028	1,045	1,254	1,078

OTHER OPERATING INCOME (+) AND EXPENSES (-), NET BY BUSINESS AREA

	1-3/	4-6/	7-9/	10-12/	1-3/
	2005	2005	2005	2005	2006
(Millions)	EUR	EUR	EUR	EUR	EUR
Metso Paper	(0.2)	(2.7)	0.4	(2.1)	0.4
Metso Minerals	4.3	(2.4)	2.4	2.4	2.2
Metso Automation	(0.1)	(0.7)	0.4	(0.5)	0.2
Metso Ventures	0.1	3.5	0.0	(0.2)	0.6
Corporate office and other	1.1	4.0	(0.1)	2.4	(1.8)
Metso total	5.2	1.7	3.1	2.0	1.6
OPERATING PROFIT (LOSS) BY BUSINESS AREA

	1-3/	4-6/	7-9/	10-12/	1-3/
	2005	2005	2005	2005	2006
(Millions)	EUR	EUR	EUR	EUR	EUR
Metso Paper	17.7	19.8	25.7	27.7	20.9
Metso Minerals	31.2	40.2	53.6	52.6	59.9
Metso Automation	13.6	17.9	25.8	23.4	15.3
Metso Ventures	(1.2)	7.8	(0.5)	4.7	5.7
Corporate office and other	(6.6)	(2.4)	(9.1)	(6.9)	(6.4)
Metso total	54.7	83.3	95.5	101.5	95.4
CAPITAL EMPLOYED BY BUSINESS AREA

	Mar 31,	June 30,	Sep 30,	Dec 31	Mar 31,
	2005	2005	2005	2005	2006
(Millions)	EUR	EUR	EUR	EUR	EUR
Metso Paper	275	293	328	329	239
Metso Minerals	731	780	850	895	921
Metso Automation	126	146	139	125	123
Metso Ventures	39	51	61	78	75
Corporate office and other	658	652	622	653	780
Continuing operations	1,829	1,922	2,000	2,080	2,138
Discontinued operations	79	—	—	—	—
Metso total	1,908	1,922	2,000	2,080	2,138

ORDERS RECEIVED BY BUSINESS AREA

	1-3/	4-6/	7-9/	10-12/	1-3/
	2005	2005	2005	2005	2006
(Millions)	EUR	EUR	EUR	EUR	EUR
Metso Paper	354	564	322	753	496
Metso Minerals	505	458	405	568	681
Metso Automation	145	145	140	150	191
Metso Ventures	101	57	66	100	103
Intra Metso orders received	(16)	(21)	(17)	(34)	(34)
Metso total	1,089	1,203	916	1,537	1,437
ORDER BACKLOG BY BUSINESS AREA

	Mar 31,	June 30,	Sep 30,	Dec 31,	Mar 31,
	2005	2005	2005	2005	2006
(Millions)	EUR	EUR	EUR	EUR	EUR
Metso Paper	918	1,082	1,012	1,267	1,372
Metso Minerals	742	826	801	852	1,021
Metso Automation	194	199	191	179	234
Metso Ventures	105	88	92	104	129
Intra Metso order backlog	(40)	(38)	(37)	(52)	(64)
Continuing operations	1,919	2,157	2,059	2,350	2,692
Discontinued operations	70	—	—	—	—
Metso total	1,989	2,157	2,059	2,350	2,692

PERSONNEL BY BUSINESS AREA

	Mar 31,	June 30,	Sep 30,	Dec 31,	Mar 31,
	2005	2005	2005	2005	2006
Metso Paper	8,458	8,637	8,300	8,201	8,233
Metso Minerals	8,133	8,331	8,379	8,521	8,650
Metso Automation	3,256	3,338	3,206	3,169	3,170
Metso Ventures	1,680	1,774	1,755	1,993	2,031
Corporate office and Shared services	297	300	301	294	319
Continuing operations	21,824	22,380	21,941	22,178	22,403
Discontinued operations	899	—	—	—	—
Metso total	22,723	22,380	21,941	22,178	22,403
Notes to the Interim Review
This Interim Review has been prepared in accordance with IAS 34 ’Interim Financial Reporting’. Since January 1, 2006, Metso has applied IASB’s ‘Fair value option’ amendment to IAS 39 ‘Financial Instruments: Recognition and Measurement’ published in 2005, which allows the recognition of financial instruments at fair value through profit and loss under certain circumstances. The change has no material impact on Metso’s financial statements. In other respects, the same accounting policies have been applied as in the previous annual financial statements.
In August 2005, IASB issued IFRS 7 ‘Financial Instruments: Disclosures’ which requires the company to disclose information enabling users of its financial statements to evaluate the significance of financial instruments on its financial position and performance. Metso does not expect the new disclosure requirements to have a material impact on its financial statements. Metso will begin to apply IFRS 7 and the related amendments to IAS 1 ’Presentation of Financial Statements’ from January 1, 2007.
Shares traded on the Helsinki and New York Stock Exchanges
The Helsinki Stock Exchange traded 63.6 million Metso Corporation shares in January-March 2006, equivalent to a turnover of EUR 1,799 million. The share price on March 31, 2006 was EUR 31.85. The highest quotation was EUR 32.07 and the lowest EUR 23.21.
The New York Stock Exchange traded 1.6 million Metso ADRs (American Depository Receipts), equivalent to a turnover of USD 57.9 million. The price of an ADR on March 31, 2006 was USD 38.53. The highest quotation was USD 38.93 and the lowest USD 27.84.
Disclosures of changes in holdings
The following is a brief account of shareholders’ disclosures, received by Metso, of changes in holdings in the company.
J.P. Morgan Chase & Co. announced that the funds they managed held 7,197,701 Metso shares/ADRs on January 9, 2006, corresponding to 5.08 percent of the paid up share capital of Metso Corporation.

Deutsche Bank AG announced that, together with its subsidiary companies, it was in possession of 4.96 percent of the share capital and 4.48 percent of the voting rights of Metso Corporation on January 9, 2006.
Deutsche Bank AG announced that, together with its subsidiary companies, it was in possession of 5.02 percent of the share capital and 4.48 percent of the voting rights of Metso Corporation on January 10, 2006.
Deutsche Bank AG announced that, together with its subsidiary companies, it was in possession of 4.96 percent of the share capital and 4.42 percent of the voting rights of Metso Corporation on January 11, 2006.
J.P. Morgan Chase & Co. announced that the funds they managed held 7,055,242 Metso shares/ADRs on January 19, 2006, corresponding to 4.98 percent of the paid up share capital of Metso Corporation.
Deutsche Bank AG announced that, together with its subsidiary companies, it was in possession of 5.15 percent of the share capital and 4.40 percent of the voting rights of Metso Corporation on February 7, 2006.
Deutsche Bank AG announced that, together with its subsidiary companies, it was in possession of 4.79 percent of the share capital and 4.06 percent of the voting rights of Metso Corporation on February 21, 2006.
Fidelity International Limited announced that, together with its subsidiary companies, it owned 4.98 percent of the share capital and voting rights of Metso Corporation on March 16, 2006.
Fidelity International Limited announced that, together with its subsidiary companies, it owned 5.11 percent of the share capital and voting rights of Metso Corporation on March 20, 2006.
Fidelity International Limited announced that, together with its subsidiary companies, it owned 3.98 percent of the share capital and voting rights of Metso Corporation on March 29, 2006.
Fidelity International Limited announced that, together with its subsidiary companies, it owned 5.12 percent of the share capital and voting rights of Metso Corporation on April 21, 2006.
For further information, please contact:
Jorma Eloranta, President and CEO, Metso Corporation, tel. +358 204 84 3000 Olli Vaartimo, Executive Vice President and CFO, Metso Corporation, tel. +358 204 84 3010 Johanna Sintonen, Vice President, Investor Relations, Metso Corporation, tel. +358 204 84 3253
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.
It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding expectations for general economic development and the market situation, expectations for customer industry profitability and investment willingness, expectations for company growth, development and profitability and the realization of synergy benefits and cost savings, and statements preceded by ”expects”, ”estimates”, ”forecasts”

or similar expressions, are forward-looking statements. These statements are based on current decisions and plans and currently known factors. They involve risks and uncertainties which may cause the actual results to materially differ from the results currently expected by the company.
Such factors include, but are not limited to:
(1) general economic conditions, including fluctuations in exchange rates and interest levels which influence the operating environment and profitability of customers and thereby the orders received by the company and their margins
(2) the competitive situation, especially significant technological solutions developed by competitors
(3) the company’s own operating conditions, such as the success of production, product development and project management and their continuous development and improvement
(4) the success of pending and future acquisitions and restructuring.